UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1 and Rule 13d-2)

Under the Securities Exchange Act of 1934

XIANGTIAN (USA) AIR POWER CO., LTD.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

38021R105

(CUSIP Number)

Zhou Deng Hua
Unit 602 Causeway Bay Common Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38021R105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zhou Deng Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000,000
	8	SHAREDVOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.83% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 531,041,000 shares of common stock outstanding as reported in the Current Report on Form 8-K filed by the Issuer on August 4, 2014.

CUSIP No. 38021R105	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of XIANGTIAN (USA) AIR POWER CO., LTD., a Delaware corporation (the “Issuer”). The address of the Issuer's principal executive office is Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is filed by Mr. Zhou Deng Hua, the Vice General Manager of the Issuer and a director of the Issuer. Mr. Zhou has sole dispositive and voting power over the 100,000,000 shares of Common Stock he owns.

Mr. Zhou’s business address is Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China.

During the past five years, Mr. Zhou has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mr. Zhou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 24, 2013, Mr. Zhou was issued 100,000,000 shares of Common Stock of the Issuer as a result of the exchange of stock of Lucksky (Hong Kong) Shares Limited (“Lucksky”) in connection with the acquisition of all of the issued and outstanding capital stock of Lucksky by the Issuer.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock reported in this Schedule 13D was to permit the Issuer to acquire Lucksky.  The reporting person may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the foregoing, the reporting person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

CUSIP No. 38021R105	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Beneficial Ownership:

As of August 26, 2014, Mr. Zhou beneficially owned 100,000, 000 shares of Common Stock of the Issuer. Based upon 531,041,000 shares of common stock outstanding as reported on the Current Report on Form 8-K filed by the Issuer on August 4, 2014, this constitutes 18.83% of the Issuer’s outstanding Common Stock.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Zhou has the sole power to vote and dispose of the 100,000, 000 shares of Common Stock.

(c)	Transactions Effected During the Past 60 Days:

None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Agreement and Plan of Merger dated as of September 15, 2013 amongst Sanhe City LuckSky Electrical Engineering Limited Company, the Issuer and Lucksky, previously filed with the Current Report on Form 8-K on September 30, 2013

CUSIP No. 38021R105	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014	By:	/s/ Zhou Deng Hua
Name: Zhou Deng Hua